

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 12, 2017

Mr. Robert H. Turner
Chief Executive Officer
Pareteum Corporation
1185 Avenue of the Americas, 37th Floor
New York, NY 10036

> **Re:** **Pareteum Corporation**
> **Registration Statement on Form S-1**
> **Filed September 29, 2017**
> **File No. 333-220754**

Dear Mr. Turner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please disclose the name of the lead or managing underwriters and the material terms of the underwriter's purchase option. Refer to Item 501(b)(8)(i) of Regulation S-K.

2. Please disclose the number of warrants you will be offering and the number of shares of common stock for which the warrants may be exercised. Also clarify whether the common stock and warrants will be purchased in a set combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Darrin M. Ocasio, Esq.
       Sichenzia Ross Ference Kesner LLP